

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2017

Mr. John J. Stephens
Senior Executive Vice President
  and Chief Financial Officer
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

> **Re: AT&T Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 001-08610**

Dear Mr. Stephens:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications